SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_____________

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Silicon Motion Technology Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
82706C108
(CUSIP Number)

December 1, 2012
(Date of Event That Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)

☒ Rule 13d-1 (c)

☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82706C108
(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) James Alpha, LLC (I.R.S. Identification No.: 20-4721686)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER	0
	(6)	SHARED VOTING POWER	0
	(7)	SOLE DISPOSITIVE POWER	0
	(8)	SHARED DISPOSITIVE POWER	0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
(12)	TYPE OF REPORTING PERSON OO

CUSIP No. 82706C108
(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) James Alpha Management I, L.P. (I.R.S. Identification No.: 61-1586306)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER	0
	(6)	SHARED VOTING POWER	0
	(7)	SOLE DISPOSITIVE POWER	0
	(8)	SHARED DISPOSITIVE POWER	0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
(12)	TYPE OF REPORTING PERSON PN

CUSIP No. 82706C108
(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Kevin R. Greene
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER	0
	(6)	SHARED VOTING POWER	0
	(7)	SOLE DISPOSITIVE POWER	0
	(8)	SHARED DISPOSITIVE POWER	0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
(12)	TYPE OF REPORTING PERSON IN

Item 1(a). Name of Issuer:

Silicon Motion Technology Corporation

Item 1(b). Address of Issuer’s Principal Executive Offices:

8F-1, No. 36, Taiyuan St., Jhubei City, Hsinchu County 302, Taiwan

Item 2(a). Name of Person(s) Filing:

The names of the persons filing this statement on Schedule 13G/A are (collectively, the “Reporting Persons”):

James Alpha, LLC (“JA”)

James Alpha Management I, L.P. (“JAM”)

Kevin R. Greene (“KG”)

This amendment relates to shares of the issuer held by Invicta Master Fund, LP (f/k/a James Alpha Small Cap Master Fund, L.P.) (“Invicta Master”). The initial statement relating to these shares was filed by the Reporting Persons as well as Invicta Master.

JAM ceased to serve as the investment manager of Invicta Master effective as of December 1, 2012. As a result, JAM no longer has the right to direct the voting and dispositive control over any shares held by Invicta Master.

JA ceased to be the general partner of Invicta Master effective as of December 1, 2012. KG is the managing member of JA, which serves as the general partner of JAM. As a result, neither JA nor KG has the right to direct the voting and dispositive control over any shares held by Invicta Master.

Item 2(b). Address of Principal Business Office, or, if None, Residence:

Each of the Reporting Persons has a business address at
515 Madison Avenue, 24th Floor, New York City, New York 10022.

Item 2(c). Citizenship:

JA	Delaware
JAM	Delaware
KG	USA

Item 2(d). Title of Class of Securities:

Common Stock

Item 2(e). CUSIP Number:

82706C108

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

		JA	JAM	KG
(a)	Beneficial Ownership	-0-	-0-	-0-
(b)	Percentage of Class	0.0%	0.0%	0.0%
(c)	Sole Voting Power	-0-	-0-	-0-
	Shared Voting Power	-0-	-0-	-0-
	Sole Dispositive Power	-0-	-0-	-0-
	Shared Dispositive Power	-0-	-0-	-0-

Item 5. Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

The aggregate number and percentage of securities to which this Schedule 13G/A relates is 0 shares, representing 0.0% of the total shares outstanding as reported by the issuer.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary That Acquired the Security Being Reported by the Parent Holding Company or Control Person.

Not applicable

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of the Group.

Not applicable

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 14, 2013

James Alpha, LLC

By:	/s/ Kevin R. Greene
Name:	Kevin R. Greene
Title:	Managing Member

James Alpha Management I, L.P.
By: James Alpha, LLC

By:	/s/ Kevin R. Greene
Name:	Kevin R. Greene
Title:	Managing Member

Kevin R. Greene

/s/ Kevin R. Greene
Kevin R. Greene, individually

Exhibit A

Agreement of Joint Filing

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Silicon Motion Technology Corporation and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf on June 22, 2012.

James Alpha Small Cap Master Fund, L.P.
By: James Alpha, LLC

By:	/s/ Kevin R. Greene
Name:	Kevin R. Greene
Title:	Managing Member

James Alpha, LLC

By:	/s/ Kevin R. Greene
Name:	Kevin R. Greene
Title:	Managing Member

James Alpha Management I, L.P.
By: James Alpha, LLC

By:	/s/ Kevin R. Greene
Name:	Kevin R. Greene
Title:	Managing Member

Kevin R. Greene

/s/ Kevin R. Greene
Kevin R. Greene, individually